UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9
(Amendment No. 5)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Bioverativ Inc.
(Name of Subject Company)

Bioverativ Inc.
(Name of Person Filing Statement)

Common Stock, $.001 par value per share
(Title of Class of Securities)

09075E100
(CUSIP Number of Class of Securities)

John G. Cox
Chief Executive Officer
Bioverativ Inc.
225 Second Avenue
Waltham, Massachusetts 02451
(781) 663-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Andrea DiFabio Executive Vice President, Chief Legal Officer Bioverativ Inc. 225 Second Avenue Waltham, Massachusetts 02451 (781) 663-4400	Scott A. Barshay Jeffrey D. Marell Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Bioverativ Inc., a Delaware corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2018 (as subsequently amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Blink Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Sanofi, a French société anonyme (“Parent”), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition (as defined in the Schedule 14D-9), any and all of the outstanding shares (“Shares”) of common stock, par value $0.001 per share (“Common Stock”) of the Company at a purchase price of $105.00 per Share in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 2018 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (containing the Offer to Purchase, the Letter of Transmittal and other documents relating to the tender offer), as it may be amended or supplemented from time to time,  filed by Parent and Purchaser with the SEC on February 7, 2018 and as subsequently amended.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the Item:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at the Expiration Time. The Offer was not extended. Purchaser was advised by the depositary for the Offer that, as of the Expiration Time, a total of 70,727,480 Shares (excluding Shares with respect to which notices of guaranteed delivery were delivered but which Shares were not yet delivered) had been validly tendered into and not validly withdrawn from the Offer, representing approximately 65.2% of the outstanding Shares as of the Expiration Time. Accordingly, the number of Shares validly tendered and not withdrawn pursuant to the Offer satisfies the Minimum Tender Condition, as such term is defined in the Offer to Purchase. All conditions to the Offer having been satisfied, Purchaser has accepted for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the Expiration Time and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer, Purchaser acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of the Company through the Merger, as promptly as practicable and without a meeting of the stockholders of the Company pursuant to Section 251(h) of the DGCL.  At the Effective Time and as a result of the Merger, the Company will become an indirect, wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, in the Merger, each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares (i) owned by Parent, Purchaser or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time (other than Shares tendered and accepted for payment by Purchaser in connection with the Offer), (ii) owned by the Company or held in the Company’s treasury immediately prior to the Effective Time, (iii) owned by any direct or indirect wholly-owned subsidiary of the Company immediately prior to the Effective Time or (iv) held by any stockholder that is entitled to demand and has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted automatically into the right to receive $105.00 in cash, net of applicable withholding taxes and without interest (which is the same amount per Share paid in the Offer). Following the Merger, Parent will cause the Shares to be delisted from NASDAQ and deregistered under the Exchange Act.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

BIOVERATIV INC.

	By:	/s/ Andrea DiFabio
Andrea DiFabio
Executive Vice President, Chief Legal Officer

Date: March 8, 2018

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